Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	17,921	19,224	18,168	19,660
Net income available to common shareholders	$11,323	$11,972	$34,223	$33,976
Net income per share—basic	$0.63	$0.62	$1.88	$1.73
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	17,921	19,224	18,168	19,660
Net effect of dilutive stock options based on the treasury stock method using the average market price	202	170	213	198
Total	18,123	19,394	18,381	19,858
Net income available to common shareholders	$11,323	$11,972	$34,223	$33,976
Net income per share—diluted	$0.62	$0.62	$1.86	$1.71